OMC 2/29/12

12013617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2012 DIVISION OF TRADING & MARKETS

SEC FILE NUMBER
8-42095

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1400
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bart McCain (214) 765-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 4/5

OATH OR AFFIRMATION

I, Bart McCain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penson Financial Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON R. RAY
Notary Public, State of Texas
My Commission Expires
June 29, 2013

Sharon R. Ray
Notary Public

R Bart McCain
Signature

EVP / CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Penson Financial Services, Inc.

Contents

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report

Stockholder and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Penson Financial Services, Inc. (the Company), as of December 31, 2011, and the related statements of income, stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penson Financial Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for additional analysis to comply with Rule 17-a5 under the Securities Exchange Act of 1934 and is not a required part of the financial statements. This supplemental information is the responsibility of management and is derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information described above is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
February 28, 2012

Penson Financial Services, Inc.
Statement of Financial Condition
December 31, 2011

Assets:	
Cash and cash equivalents	$ 39,325,217
Cash and securities — segregated under federal and other regulations (including securities at fair value of $1,959,834)	2,529,300,781
Receivable from customers and non-customers, net of allowance of $15,840,010	975,257,417
Receivable from correspondents	74,521,191
Receivable from broker-dealers and clearing organizations	146,416,670
Receivable from parent	98,966,623
Securities borrowed	544,109,227
Securities owned, at fair value	1,218,447
Deposits with clearing organizations (including securities at fair value of $153,089,888)	496,774,467
Property and equipment, net of accumulated depreciation of $50,513,803	16,714,284
Other assets	25,596,895
TOTAL ASSETS	$ 4,948,201,219
Liabilities:	
Payable to customers and non-customers	$ 3,691,554,617
Payable to correspondents	119,863,031
Short-term bank loans	80,800,000
Payable to broker-dealers and clearing organizations	134,429,492
Securities loaned	549,165,749
Securities sold, not yet purchased, at fair value	499,015
Accounts payable, accrued and other liabilities	47,430,536
	4,623,742,440
Subordinated borrowings	85,000,000
Commitments and Contingencies	
Stockholder's Equity:	
Preferred stock, $1 par value, 1,000,000 shares authorized; 250,000 shares issued and outstanding	250,000
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	160,945,836
Retained earnings	78,261,943
TOTAL STOCKHOLDER'S EQUITY	239,458,779
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,948,201,219

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Income
Year Ended December 31, 2011

Revenues:	
Clearing and commission fees	$ 104,059,130
Interest	81,522,714
Other	38,705,774
Total revenues	224,287,618
Expenses:	
Employee compensation and benefits	48,892,387
Floor brokerage, exchange, and clearance fees	40,182,898
Interest expense from securities operations	21,475,882
Communications and data processing	65,672,008
Occupancy and equipment	17,494,698
Other expenses	14,948,969
Interest expense on subordinated borrowings	8,929,709
Total expenses	217,596,551
Income before taxes	6,691,067
Income tax expense	2,257,242
Net income	$ 4,433,825

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2011

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2011	$ 400,000	$ 1,000	$ 165,345,836	$ 92,328,118	$ 258,074,954
Net income	—	—	—	4,433,825	4,443,825
Repurchase of preferred stock	(150,000)	—	—	—	(150,000)
Capital contributions from former parent	—	—	12,800,000	—	12,800,000
Capital withdrawals to former parent	—	—	(17,200,000)	—	(17,200,000)
Dividends to parent	—	—	—	(18,500,000)	(18,500,000)
Balance at December 31, 2011	$ 250,000	$ 1,000	$ 160,945,836	$ 78,261,943	$ 239,458,779

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2011

Subordinated borrowings at December 31, 2010	$	70,000,000
Increases:		
Issuance of subordinated notes		15,000,000
Subordinated borrowings at December 31, 2011	$	85,000,000

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 4,433,825
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,961,498
Changes in operating assets and liabilities:	
Cash and securities — segregated under federal and other regulations	2,624,053,392
Net receivable/payable with customers and non-customers	(1,998,146,350)
Net receivable/payable with correspondents	(83,332,421)
Receivable from parent	(79,029,939)
Securities borrowed	307,262,279
Securities owned, at fair value	(760,464)
Deposits with clearing organizations	(108,254,744)
Other assets	13,752,550
Net receivable/payable with broker dealers and clearing organizations	29,596,576
Securities loaned	(476,743,027)
Securities sold, not yet purchased, at fair value	(50,158)
Accounts payable, accrued and other liabilities	2,439,363
Net cash provided by operating activities	243,182,380
Cash flows from investing activities:	
Purchase of property and equipment	(8,125,135)
Net cash used in investing activities	(8,125,135)
Cash flows from financing activities:	
Proceeds from issuance of subordinated notes	15,000,000
Repurchase of preferred stock	(150,000)
Net borrowings under short-term bank loans	(236,700,000)
Capital contributions from former parent	12,800,000
Capital withdrawals to former parent	(17,200,000)
Dividends to parent	(18,500,000)
Net cash used in financing activities	(244,750,000)
Decrease in cash and cash equivalents	(9,692,755)
Cash and cash equivalents, at beginning of year	49,017,972
Cash and cash equivalents, at end of year	$ 39,325,217
Supplemental cash flow disclosures:	
Cash paid for interest	$ 5,408,060

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penson Financial Services, Inc. (the "Company" or "PFSI"), a North Carolina corporation, is a broker- dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a futures commission merchant ("FCM") and is a clearing member of commodity exchanges in the United States and Europe. All of the common stock of the Company is owned by SAI Holdings, Inc. (the "Parent") which in turn is a wholly owned subsidiary of Penson Worldwide, Inc. ("PWI"). Certain broker-dealers own non-voting and non-participating preferred stock of the Company.

On August 31, 2011, the Company acquired the futures business of its affiliate Penson Futures. The acquisition was accounted for as a combination of entities under common control and accounted for using carryover basis of assets and liabilities acquired. PFSI was deemed the acquirer and Penson Futures the acquiree and, accordingly, the consideration given was allocated to assets acquired and liabilities assumed based on their historical cost on the date of the acquisition and the results of operations and cash flows have been retroactively reflected in the accompanying financial statements, for all periods presented, as if the merger occurred on January 1, 2011.

The net assets acquired were as follows:

	Historical Cost
Cash and cash equivalents	$ 2,275,894
Cash and securities — segregated under federal and other regulations	505,139,427
Receivable from customers and non-customers, net	14,719,909
Receivable from broker-dealers and clearing organizations	22,153,079
Receivable from affiliates	14,604,056
Securities owned	3,136,775
Deposits with clearing organizations	327,809,537
Property and equipment, net	3,183,266
Other assets	4,963,058
Payable to customers and non-customers	(843,261,941)
Payable to broker-dealers and clearing organizations	(234,274)
Accounts payable, accrued and other liabilities	(12,829,424)
	$ 41,659,362

The following results of operations for the period January 1, 2011 to August 31, 2011 of the Penson Futures business have been retroactively included in the accompanying Company's statement of income:

Revenues:		
Clearing and commission fees	$	15,139,882
Interest		3,588,580
Other		1,413,573
Total revenues		20,142,035
Expenses:		
Employee compensation and benefits		7,904,056
Floor brokerage, exchange, and clearance fees		1,641,428
Interest expense from securities operations		922,531
Communications and data processing		4,737,994
Occupancy and equipment		2,062,357
Other expenses		1,058,520
Total expenses		18,326,886
Income before taxes		1,815,149
Income tax expense		—
Net income	$	1,815,149

Penson Futures received capital contributions of $12,800,000 from, and returned capital of $17,200,000 to, GHP1, Inc., its former parent, during the period January 1, 2011 to August 31, 2011 that have been included in the accompanying Company's statement of stockholder's equity as additions to and reductions of additional paid-in capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities and Commodities Transactions – Proprietary securities transactions are recorded at fair value on a trade-date basis. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are included in other revenue in the statement of income. Customer securities transactions are reported on a settlement-date basis with related commission income and expenses recorded on a trade-date basis and included in net revenues from clearing operations in the statement of income. Transactions in commodities are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. All such pending transactions were settled after December 31, 2011 without any material adverse effect on the Company's results of operations and financial condition.

Marketable securities are valued at fair value, and securities not readily marketable are valued at cost.

Securities Lending Activities – Securities borrowed and securities loaned transactions are generally reported as collateralized financings and are recorded at the amount of cash collateral advanced or received, except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the

market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral – The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or re-pledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Revenue Recognition – Revenues from clearing transactions are recognized as revenues in the financial statements on a trade-date basis. Other revenue includes technology revenues generated either per transaction which are recognized on a trade-date basis from processing transactions or monthly terminal charges for the delivery of data or processing capability which are recognized in the month in which the charges apply.

Exchange Memberships and Stock in Clearing Organizations - Memberships in exchanges include trading rights and publicly traded shares of exchange stock required to be held for membership privileges. Memberships in exchanges and stock in clearing organizations are held for operating purposes and are carried at cost and periodically evaluated for impairment. In managements' opinion, there is no such impairment at December 31, 2011. Memberships in exchanges are included in other assets on the statement of financial condition.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Income and expense items relating to commodities transactions are translated at the exchange rate on the date of the respective transaction. Gains or losses resulting from foreign currency transactions are included in earnings.

Income Tax – The Company is included in the consolidated federal income tax return filed by PWI. Federal income taxes are calculated as if the Company were to file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from PWI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Property and Equipment – Property and equipment are stated at cost and consist primarily of software of $52,092,932 and furniture and equipment of $15,135,155. Costs associated with software developed for internal use are capitalized based on guidance in the FASB Codification. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal-use software. Costs incurred in development and enhancement of software that do not meet the capitalization criteria, such as costs of activities performed during the preliminary and post-implementation stages, are expensed as incurred. Costs incurred in development and enhancements that do not meet the criteria to capitalize are activities performed during the application development stage such as designing, coding, installing and testing. The critical estimate related to this process is the determination of the amount of time devoted by employees to specific stages of internal-use software development projects. Depreciation and amortization is generally provided on a straight-line basis using estimated useful lives of three to five years. Depreciation expense for 2011 totaled $7,961,498. Property and equipment balances are reviewed annually for impairment. In managements' opinion, there is no such impairment at December 31, 2011.

Operating Leases – Rent expense is provided on operating leases evenly over the applicable lease periods taking into account rent holidays. Amortization of leasehold improvements is provided evenly over the lesser of the estimated useful lives or expected lease terms.

Cash Equivalents – The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Securities owned and securities sold, not yet purchased – The Company has classified its investments in securities owned and securities sold, not yet purchased as "trading" and has reported those investments at their fair values in the statement of financial condition. Unrealized gains or losses are included in earnings.

Allowance for Doubtful Accounts – The Company generally does not lend money to customers or correspondents except on a fully collateralized basis. When the value of that collateral declines, the Company has the right to demand additional collateral. In cases where the collateral loses its liquidity, the Company might also demand personal guarantees or guarantees from other parties. In valuing receivables that become less than fully collateralized/unsecured balances, the Company compares the market value of the collateral and any additional guarantees to the balance of the loan outstanding and evaluates the collectability based on various qualitative factors. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records an appropriate allowance for doubtful accounts. In the ordinary course of business the Company carries less than fully collateralized/unsecured balances for which no allowance has been recorded due to the Company's judgment that the amounts are collectable. The Company monitors every account that is less than fully collateralized with liquid securities every day. The Company reviews all such accounts on a monthly basis to determine if a change in the allowance for doubtful accounts is necessary. This specific, account-by-account review is supplemented by the risk management procedures that identify positions in illiquid securities and other market developments that could affect accounts that otherwise appear to be fully collateralized. The corporate and local country risk management officers monitor market developments on a daily basis. The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from known and inherent losses in outstanding receivables. Provisions made to this allowance are charged to operations based on anticipated recoverability. The allowance for receivables from customers was $15,840,010 at December 31, 2011.

Fair Value of Financial Instruments – The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. See note 4 for a description of financial instruments carried at fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2012, the date these financial statements were issued.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-05, *Presentation of Comprehensive Income (Topic 220)*. This standard eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Under this guidance, an entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. This guidance is effective for annual periods ending after December 15, 2012 and interim and annual periods thereafter. Early adoption is permitted, but full retrospective application is required. The Company is currently evaluating the effects of this guidance.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The adoption of this guidance may expand existing disclosure requirements, which the Company is currently evaluating.

NOTE 3- SEGREGATED ASSETS

At December 31, 2011, cash and securities segregated under federal and other regulations totaled $2,529,300,781. Of this amount, $2,121,290,652 was segregated for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, against a requirement as of December 31, 2011 of $2,071,723,353. A balance of $28,749,399 at year-end relates to the Company's election to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") calculation, as defined, against a requirement as of December 31, 2011 of $38,335,809. An additional deposit of $17,000,000 was made on January 4, 2012 as allowed by Rule 15c3-3.The PAIB calculation is completed in order for each introducing broker that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the introducing broker's net capital calculation. The remaining balance of $379,260,730 was segregated for the benefit of customers pursuant to Commodity Futures Trading Commission Rule 1.20.

At December 31, 2011, included in the statement of financial condition are assets segregated and held in separate accounts under the Commodity Exchange Act and federal and other regulations as follows:

	Amount
Cash and securities — segregated under federal and other regulations	$ 379,260,730
Receivable from customers and non-customers, net	6,244,333
Deposits with clearing organizations	445,142,112
	$ 830,647,175

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. The fair value model establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The Company does not currently have any financial instruments utilizing Level 3 inputs. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

U.S. government and agency securities

U.S. government securities are valued using quoted market prices in active markets. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy

U.S. agency securities consist of agency issued debt and are valued using quoted market prices in active markets. As such these securities are categorized in Level 1 of the fair value hierarchy.

Corporate equity

Corporate equity securities represent exchange-traded securities including listed options and are valued based on quoted prices in active markets. These securities are categorized in Level 1 of the fair value hierarchy.

Listed option contracts

Listed options are exchange traded and are generally valued based on quoted prices in active markets and are categorized in Level 1 of the fair value hierarchy.

The following table summarizes by level within the fair value hierarchy "Securities owned, at fair value", "Deposits with clearing organizations" and "Securities sold, not yet purchased, at fair value" as of December 31, 2011.

	Level 1	Total
Cash and securities – segregated under federal and other regulations		
U.S. government and agency securities	$ 1,959,834	$ 1,959,834
Securities owned		
U.S. government and agency securities	$ 179,964	$ 179,964
Corporate equity	950,598	950,598
Listed options	87,885	87,885
	$ 1,218,447	$ 1,218,447
Deposits with clearing organizations		
U.S. government and agency securities	$ 153,089,888	$ 153,089,888
Securities sold, not yet purchased		
Corporate equity	$ 378,142	$ 378,142
Listed options	120,873	120,873
	$ 499,015	$ 499,015

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2011, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 80,357,015	$ 64,092,388
Receivable from/payable to clearing organizations	66,059,655	70,337,104
	$ 146,416,670	$ 134,429,492

NOTE 6 - RECEIVABLE FROM CUSTOMERS AND NONCUSTOMERS

Accounts receivable from and accounts payable to customers and noncustomers include amounts due on cash and margin transactions as well as from commodities transactions and include gains and losses on open trades. A portion of customer securities held has been deposited at exchange clearing organizations. Securities owned by customers are held as collateral for margin loans made to customers and commodities transactions. Such collateral is not reflected on the statement of financial condition.

The Company generally nets receivables and payables related to its customers' securities transactions on a counterparty basis pursuant to master netting or customer agreements. It is the Company's policy to settle these transactions on a net basis with its counterparties.

NOTE 7 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased at December 31, 2011, consist of trading and investment securities at fair values as follows:

	Owned	Sold Not Yet Purchased
U.S. government and agency securities	$ 179,964	$ —
Corporate equity	950,598	378,142
Listed options	87,885	120,873
	$ 1,218,447	$ 499,015

NOTE 8 – SHORT-TERM BANK LOANS

As of December 31, 2011, the Company's short-term bank facilities consist of three uncommitted lines of credit with two financial institutions. One of the lines of credit permits the Company to borrow in aggregate up to $75,000,000 while two lines do not have specified borrowing limits. These lines of credit bear interest at a rate that varies with the federal funds rate, have no stated expiration dates and are repayable on demand.

The Company had $80,800,000 in short-term bank loans outstanding at December 31, 2011 with weighted average interest rates of approximately .82%. Customer loans of $73,600,000 were collateralized by approximately $372,256,000 of customer securities. Correspondent loans of $7,200,000 were collateralized by approximately $16,529,000 of correspondent securities. The fair value of the short-term bank loans approximates their carrying values.

The Company also has the ability to borrow under stock loan arrangements. At December 31, 2011, the Company had $217,030,253 in borrowings and no specific limitations on additional borrowing capacities. These arrangements bear interest at variable rates based on various factors including market conditions and the types of securities loaned, are secured primarily by our customers' margin account securities, and are repayable on demand. The fair value of these borrowings approximates their carrying values. The remaining balance in securities loaned relates to the Company's conduit stock loan business.

NOTE 9 – SUBORDINATED BORROWINGS

On May 6, 2010, the Company entered into a $70,000,000 subordinated note agreement ("PWI Subordinated Note") with PWI. The PWI Subordinated Note bears interest at a rate of 12.5% annually and has an initial term of five years. The PWI Subordinated Note is with a related party. On June 29, 2011, the Company entered into a $5,000,000 subordinated note agreement and on June 30, 2011 entered into a $10,000,000 subordinated note agreement ("Correspondent Subordinated Notes") with a correspondent. The subordinated notes bear interest at a rate of 12.0% annually and have initial terms of one year. On November 3, 2011 the $5,000,000 subordinated note entered into on June 29, 2011 was assigned to the Company's Parent. On December 20, 2011 and December 30, 2011, $3,500,000 and $1,500,000 respectively, of the $10,000,000 subordinated note agreement entered into on June 30, 2011 was assigned to the Company's Parent. As of December 31, 2011 the Company has $85,000,000 of subordinated notes outstanding. The subordinated notes are available in computing net capital under the SEC's uniform net capital rule. To the extent that the subordinated notes are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The fair value of the subordinated notes approximates their carrying value due to their short-term nature.

NOTE 10 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by PWI. Income taxes are calculated as if the Company were to file a separate federal income tax return. The current and deferred portions of the income tax expense included in the statement of income for the year ended December 31, 2011 are as follows:

Current tax expense:		
Federal	$	1,311,284
State		256,173
		1,567,457
Deferred tax expense:		
Federal		577,052
State		112,733
		689,785
Total income tax expense	$	2,257,242

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred income taxes at December 31, 2011 consisted of the following:

Current deferred taxes:		
Bad debt allowance	$	7,713,869
Accrued expenses		603,847
Prepaid assets		(942,044)
Total		7,375,672
Non-current deferred taxes:		
Property and equipment		(3,837,743)
Other		(14,881)
Total		(3,852,624)
Total	$	3,523,048

The Company is included in the consolidated federal and state tax returns filed by PWI. Therefore, the deferred tax asset is included in receivable from parent as of December 31, 2011. No valuation allowance at December 31, 2011 is necessary to reduce the deferred tax asset as it will more likely than not be realized by PWI.

The Company regularly performs an analysis of the impact of uncertain tax positions. This analysis was performed on a consolidated basis as the Company is included in the consolidated federal income tax return filed by PWI.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. In the event the customer or introducing broker does not perform, the Company is at risk of loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at

December 31, 2011, at fair values of the related securities and may incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

Customer Activities

The Company's customer clearance and settlement activities include the acceptance and clearance of futures contracts and options on futures contracts for its customers, which are primarily institutional, commercial, exchange members, and retail customers introduced by registered introducing brokers. The Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligation. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Margin is a good faith deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary. The Company also establishes credit limits for customers engaged in commodity futures activities, which are monitored daily. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin deposits and collateral held at December 31, 2011 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company's customer activities may require the Company to pledge customer securities. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Credit Risk

Credit risk arises from the potential inability of the counterparty to perform in accordance with the terms of open contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments, such as futures, generally, do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk

The Company also engages in various brokerage activities whose counterparties are primarily broker-dealers, banks and other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2011, there were no amounts to be indemnified to the clearing brokers for customer accounts.

NOTE 12 - TRANSACTIONS WITH RELATED PARTIES

At December 31, 2011, the Company had a receivable of $98,966,623 from SAI for payments made by the Company on behalf of SAI to support the operations of SAI and its affiliated companies. The balance is non-interest bearing and has no fixed terms of repayment. The Company paid $3,528,456 to SAI for leased equipment during the year.

The Company collects fees from certain of its correspondents relating to their use of software products sold by technology companies owned by SAI. These fees are credited to SAI.

PWI chairman, Mr. Engemoen, is a significant stockholder (directly or indirectly) in, and serves as the Chairman of the Board for, SAMCO Holdings, Inc. ("SAMCO"), which owns all of the outstanding stock or equity interests, as applicable, of each of SAMCO Financial Services, Inc. ("SAMCO Financial"), SAMCO Capital Markets, Inc. ("SAMCO Capital Markets"), and SAMCO-BD, LLC ("SAMCO-BD"). SAMCO and its affiliated entities are referred to as the "SAMCO Entities." The Company currently provides technology support and other similar services to SAMCO and provides clearing services, including margin lending, to the customers of SAMCO Capital Markets. The Company had provided clearing and margin lending services to customers of SAMCO Financial prior to SAMCO Financial's termination of its broker-dealer status on December 31, 2006.

On July 18, 2006, three claimants filed separate arbitration claims with the NASD (which is now known as FINRA) against the Company related to the sale of certain collateralized mortgage obligations to customers of SAMCO Financial. In the ensuing months, additional arbitration claims were filed against the Company and certain of PWI's directors and officers based upon substantially similar underlying facts. These claims generally allege, among other things, that SAMCO Financial, in its capacity as broker, and the Company, in its capacity as the clearing broker, failed to adequately supervise certain registered representatives of SAMCO Financial, and otherwise acted improperly in connection with the sale of these securities during the time period from approximately June, 2004 to May, 2006. Claimants generally requested compensation for losses incurred through the depreciation in market value or liquidation of the collateralized mortgage obligations, interest on any losses suffered, punitive damages, court costs and attorneys' fees. In addition to the arbitration claims, on March 21, 2008, Ward Insurance Company, Inc., et al, filed a claim against the Company and Roger J. Engemoen, Jr., PWI's Chairman of the Board, in the Superior Court of California, County of San Diego, Central District, based upon substantially similar facts. PWI has now settled all claims with respect to this matter of which PWI is aware. No further claims based on this matter are expected at this time.

Mr. Engemoen, PWI's Chairman of the Board, is the Chairman of the Board, and beneficially owns approximately 52% of the outstanding stock, of SAMCO Holdings, Inc., the holding company of SAMCO Financial and SAMCO Capital Markets, Inc. . Certain of the SAMCO Entities received certain assets from the Company when those assets were split-off immediately prior to PWI's initial public offering in 2006 (the "Split-Off"). In connection with the Split-Off and through contractual and other arrangements, certain of the SAMCO Entities have agreed to indemnify PWI and its affiliates against liabilities that were incurred by any of the SAMCO Entities in connection with the operation of their businesses, either prior to or following the Split-Off. During the third quarter of 2008, PWI's management determined that, based on the financial condition of the SAMCO Entities, sufficient risk existed with respect to the indemnification protections to warrant a modification of these arrangements with the SAMCO Entities, as described below.

On November 5, 2008, PWI entered into a settlement agreement with certain of the SAMCO Entities pursuant to which the Company received a limited personal guaranty from Mr. Engemoen of certain of the indemnification obligations of various SAMCO Entities with respect to claims related to the underlying facts described above, and, in exchange, the Company agreed to limit the aggregate indemnification obligations of the SAMCO Entities with respect to certain matters described above to $2,965,243. Unpaid indemnification obligations of $800,000 were satisfied prior to February 15, 2009. Of the $800,000 obligation, $86,000 was satisfied through an offset against an obligation owed to the SAMCO Entities by the Company, with the balance paid in cash by December 31, 2009.

Effective as of December 31, 2009, the Company and the SAMCO entities entered into an amendment to the settlement agreement, whereby SAMCO Holdings, Inc. agreed to pay an additional $133,333 on the last business day of each of the first six calendar months of 2010 (a total of $800,000). SAMCO Holdings, Inc. fully satisfied its obligation under the amendment. The SAMCO Entities remain responsible for the payment of their own defense costs and any claims from any third parties not expressly released under the settlement agreement, irrespective of amounts paid to indemnify the Company. The settlement agreement only relates to the matters described above and does not alter the indemnification obligations of the SAMCO Entities with respect to unrelated matters.

To account for liabilities related to the aforementioned claims that may be borne by PWI or the Company, a pre-tax charge of $2,350,000 was recorded in 2008 and $1,000,000 in 2010 and $206,000 in 2011. The Company does not anticipate further liabilities with respect to this matter.

In the general course of business, the Company and certain of its officers have been named as defendants in other various pending lawsuits and arbitration and regulatory proceedings. These other claims allege violation of federal and state securities laws, among other matters. The Company believes that resolution of these claims will not result in any material adverse effect on its business, financial condition, or results of operation.

Technology support and similar services are provided to SAMCO pursuant to the terms of a Transition Services Agreement entered into between the Company and SAMCO on May 16, 2006. That agreement was entered into at arm's length and the Company believes it to be on market terms. Clearing services are provided to SAMCO Capital Markets pursuant to the terms of a clearing agreement entered into between the Company and SAMCO Capital Markets on May 19, 2005, as amended, effective December 31, 2009. That agreement, as amended, was also entered into at arm's length and is similar to clearing agreements the Company enters into from time to time with other similarly situated correspondents. The Company believes the terms to be no more favorable to SAMCO Capital Markets than what the Company would offer similarly situated correspondents. In 2011, the Company generated $105,000 in revenue from technology support and similar services to SAMCO and $164,851 in revenue from the Company's clearing relationship with SAMCO Capital Markets.

The Company sublets space to SAMCO Capital Markets at the Company's principal offices at 1700 Pacific Avenue in Dallas, Texas and at One Penn Plaza, in New York, NY. For each sublease, SAMCO Capital Markets is required to pay the percentage of the rental expense the Company incurs equal to the percentage of space SAMCO Capital Markets occupies. The Company believes each sublease to be on market terms. In 2011, for occupying the 20th floor of the Company's Dallas office, SAMCO Capital Markets made payments totaling $303,546 in rental expense to the landlord of that property. For occupying a portion of Suite 5120 in the Company's New York office, SAMCO Capital Markets made payments totaling $40,383 to the landlord of that property.

Broadridge Financial Solutions, Inc. ("Broadridge") is a significant shareholder in PWI and as of December 31, 2011 held approximately 8.9% of PWI's issued and outstanding shares of common stock. Broadridge is also an important service provider to the Company, following the conversion of the Company to the Broadridge securities processing technology platform in 2011.

On November 2, 2009, PWI entered into an asset purchase agreement ("Ridge APA") to acquire the clearing and execution business of Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge") from Ridge and Broadridge. The acquisition closed on June 25, 2010, and under the terms of the Ridge APA, as later amended, PWI paid $35.2 million. The acquisition date fair value of consideration transferred was $31.9 million, consisting of 2,455,627 shares of PWI common stock and a $20.6 million five-year subordinated note (the "Ridge Seller Note"). The Ridge Seller Note, as amended, bears interest, payable at maturity, at an annual rate equal to 90-day LIBOR plus 5.5%. The Ridge Seller Note is scheduled to mature in June 2015 and is subordinated to certain of the Company's bank debt and the Company's 12.50% Senior Second Lien Secured Notes due 2017. The Ridge Seller Note is subject to adjustment based on adjustments to the purchase price ultimately payable by the Company under the terms of the Ridge APA.

Concurrent with entering into the Ridge APA, PWI and Broadridge entered into a Master Services Agreement (the "Ridge MSA") which provides for provision by Broadridge and its subsidiaries, including Ridge, of securities processing and back-office services to certain of PWI's subsidiaries, including the Company. Concurrent with the closing of Ridge APA on June 25, 2010, PWI and Broadridge also entered into a number of ancillary agreements, including an Amendment, Assignment and Assumption Agreement (the "Assignment Agreement") and an Amendment Agreement (the "Amendment Agreement" and the Assignment Agreement are referred to together as the "Amendment Agreements"). Pursuant to the Amendment Agreements, PWI and Broadridge agreed to a number of amendments to the terms of the Asset Purchase Agreement, the Master Services Agreement and certain related agreements and documents. Amendments included, among others, certain adjustments to the consideration and amounts payable pursuant to the Master Services Agreement. Additionally, the term of the Master Services Agreement was extended by one year, to eleven years, and the scope of services subject to the Master Services Agreement was revised. The Amendment Agreements also provided for the entry of Schedules to the Ridge MSA (the "MSA Schedules") providing for the provision of securities processing and back office services to certain of PWI's subsidiaries including the Company. On October 13, 2011, PWI and Broadridge entered into a further Amendment Agreement providing, among other things, for the expansion of various services subject to the Ridge MSA and related MSA Schedules of certain of the Company's subsidiaries including the Company. This Amendment Agreement set a target for the Company to outsource $8 million worth of additional services by July, 2013. In connection with the signing of the amendment agreement, expansion of various services subject to the MSA, and to defray certain costs associated with the conversion by PWI to Broadridge's technology platform, Broadridge made a payment to PWI of $7 million. In the event that PWI has not outsourced at least $7 million worth of additional services to Broadridge by July 1, 2013, a penalty (proportionate to the amount by which the expanded outsources services are less than $7 million) will be payable to Broadridge. During 2011 the Company paid $22,319,457 to Broadridge and its subsidiaries in respect of services pursuant to the Ridge MSA.

In connection with the closing of the Ridge APA, PWI and Broadridge also entered into a Stockholder's and Registration Rights Agreement. This agreement entitles Broadridge one demand registration right and piggy back registration rights, subject to customary terms and conditions. In addition, Broadridge is entitled to sell its common stock as permitted under SEC Rule 144. In the event PWI redeems or repurchases any of its common stock, if necessary, it will repurchase the common stock on a pro rata basis on the same terms and conditions so that Broadridge's beneficial ownership of PWI common stock will not exceed 9.9% of PWI's issued and outstanding common stock following any such repurchases or redemptions.

Until his resignation on May 12, 2011, Mr. Thomas R. Johnson was a member of PWI's Board of Directors. Mr. Johnson is also a member of the board of directors and the President, CEO and a stockholder of Call Now, Inc. ("Call Now"). Over the past several years, PWI has, through the Company, extended margin credit to Call Now, among other of PWI's related parties. Such credit has been extended in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated third parties and had not involved more than normal risk of collectability or presented other unfavorable features at the time made.

During 2010, PWI's management worked with Call Now to restructure Call Now's margin loans after PWI determined that certain collateral securing the margin loans had suffered reduced liquidity. As part of that restructuring, in February 2010, Call Now restructured certain of its margin debts into a secured promissory note. On August 1, 2011, in connection with PWI's ongoing review of the margin debts owed by Call Now, PWI made demand on Call Now for the repayment of margin and other debts owed by Call Now to PWI and the Company, with the exception of the Promissory Note. Call Now failed to make payment of the amount demanded and PWI determined to commence foreclosure proceedings with respect to certain of the collateral securing the amounts owed. On August 4, 2011 PWI, therefore, foreclosed on certain collateral of Call Now comprised of 500,922 shares of PWI stock. PWI credited the purchase price (determined at prevailing market rates) against the amounts owed by Call Now. On August 12, 2011 PWI and Call Now entered into a waiver agreement pursuant to which Call Now acknowledge its default of its obligations to PWI and waived certain rights to notice or redemption in respect of the foreclosure by PWI upon collateral provided by Call Now, other than certain municipal bonds issued by the Retama

Development Corporation and certain partnership interests that were subject to pledges to third parties. On August 30, 2011 PWI and Call Now entered into an Irrevocable Proxy in respect, among other things, of the Retama Development Corporation municipal bonds. On September 1, 2011 PWI conducted a public foreclosure sale of certain of the Call Now collateral. PWI was the successful bidder at the foreclosure sale and bid a total of $3,740,667 for the assets offered for sale. This bid was satisfied by crediting the purchase price against the obligations of Call Now to PWI. Following the foreclosure sale the amounts owed to PWI under the Promissory Note and margin debts was $15,166,449. Subsequently, in January 2012 PWI made demand on the Promissory Note and other outstanding debts of Call Now. Call Now failed to make payment and on February 13, 2012 PWI conducted a further foreclosure sale at which the Retama Development Corporation municipal bonds previously excluded from the foreclosure sales in 2011 were offered for sale. PWI purchased the Retama Development Corporation municipal bonds for a purchase price of $7,966,005, which was credited against the amounts owed by Call Now. As of February 12, 2012 the outstanding balance of the debts owed to PWI by Call Now was $15,166,449.

Mr. Thomas Johnson has no interest in the Call Now margin account or the Promissory Note, except to the extent of his approximately 4.7% ownership interest in Call Now. Mr. Johnson abstained from voting on all matters on behalf of the Company.

NOTE 13 – EMPLOYEE BENEFIT PLAN

The Company participates in a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2011, the Company contributed $1,406,678 to the Plan.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company leases furniture and equipment, office space and certain other furniture and equipment under operating leases. For the year ended December 31, 2011, total rent expense was $8,272,951. Minimum noncancelable lease payments required under operating leases for the years subsequent to December 31, 2011, are as follows:

		Amount
2012	$	2,985,319
2013		2,808,177
2014		2,717,567
2015		2,723,674
2016		2,093,615
Thereafter		4,646,590
Total	$	17,974,942

The Company is named in various legal matters arising in the ordinary course of business. Management does not believe the resolutions of these matters will have a material impact on the Company's financial condition. See note 12 for discussion of certain legal matters.

NOTE 15 – GUARANTEES

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. They are further defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

At December 31, 2011, the Company has guaranteed bank loans of $1,616,441 for customers who are members of commodity futures exchanges. The guarantees for customers are secured by exchange memberships and expire on various dates through 2015. In the event these parties default on their loans and the value of the collateral is insufficient to pay the loans, the Company would be required to perform under these guarantees.

Exchange member guarantees

The Company is a member of various exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 16 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l) and several commodities organizations, including the CFTC which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule l5c3-3) , the sum of eight percent of customer and eight percent of noncustomer commodities risk maintenance margin requirements on all positions, as these terms are defined by the CFTC, minimum NFA dollar capital requirement of $20,000,000 for FCM's offering retail forex transactions, or other NFA requirement. At December 31, 2011, the Company had net capital of $142,734,895 and was $116,049,017 in excess of its required net capital of $26,685,878.

SUPPLEMENTAL INFORMATION

Penson Financial Services, Inc.
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Net Capital:	
Total stockholder's equity	$ 239,458,779
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	85,000,000
Total capital and allowable subordinated liabilities	$ 324,458,779
Deductions and/or charges:	
Nonallowable assets:	
Partly secured and unsecured customer accounts	8,595,482
Receivables from brokers or dealers	457,310
Receivables from non-customers	1,745,508
Property and equipment, net	16,714,284
Receivable from parent	98,966,623
Memberships in exchanges	3,858,085
Other assets	21,264,277
Additional charges for customers and non-customers security accounts	6,307,576
Additional charges for customers and non-customers commodity accounts	518,958
Aged fails-to-deliver	5,704,486
Other deductions and/or charges	14,297,025
Total deductions and/or charges	178,429,614
Net capital before haircuts on securities positions (tentative net capital)	146,029,165
Haircuts on securities:	
Stocks and warrants	295,481
Options	2,231,711
U.S. and Canadian government obligations	767,078
Total haircuts on securities	3,294,270
Net capital	$ 142,734,895
Computation of Alternative Net Capital Requirement:	
Minimum dollar net capital requirement of reporting broker-dealer	$ 1,500,000
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$ 26,685,878
Net capital requirement (greater of above two minimum requirement amounts)	$ 26,685,878
Excess net capital	$ 116,049,017
Net capital in excess of 5% of combined aggregate debit items	$ 76,020,198

Reconciliation with the Company's computation (included in part II of Form X-17A-5 as of December 31, 2011)

Net capital, as reported in the Company's part II (unaudited) FOCUS report	$ 143,384,895
Adjustment to record additional compensation	(650,000)
Net capital per the preceding	$ 142,734,895

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2011

Credit Balances:	
Free credit balances and other credit balances in customers' security accounts	$ 2,820,067,549
Monies borrowed collateralized by securities carried for the accounts of customers	73,600,000
Monies payable against customers' securities loaned	231,840,984
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	47,278,146
Credit balances in firm accounts that are attributable to principal sales to customers	16,051,242
Market value of short securities and credits in all suspense accounts over 30 calendar days	13,295,374
Market value of securities that are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	699,433
Other	163,155,743
Total credit items	$3,365,988,471

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Debit Balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$ 965,470,615
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	174,533,720
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	31,133,858
Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts	163,155,743
Gross debits	1,334,293,936
Less 3 percent charge	(40,028,818)
Total debit items	$1,294,265,118
Reserve computation	
Excess of total credits over total debits	$2,071,723,353
Reserve Requirement:	
Amount held in special reserve account at December 31, 2011	$2,121,290,652
Required deposit	$ —
Amount withdrawn from special reserve account on January 3, 2012	$ (33,000,000)

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation for determination of reserve requirement as reported was not prepared as there are no material differences between the Company's computation for determination of reserve requirement included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

1) Customers fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3):	$ 0
A) Number of items	None
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3):	$ 0
B) Number of items	None

Penson Financial Services, Inc.
Schedule IV – Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
December 31, 2011

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)				
1 Net ledger balance				
A. Cash			$876,050,644	7010
B. Securities (at market)			16,809,286	7020
2 Net unrealized profit (loss) in open futures contracts traded on a contract market			(84,784,582)	7030
3 Exchange traded options				
A. Add market value of open option contracts purchased on a contract market			217,639,026	7032
B. Deduct market value of open option contracts granted (sold) on a contract market			(424,752,925)	7033
4 Net Equity (deficit) (add lines 1, 2 and 3)			600,961,449	7040
5 Accounts liquidating to a deficit and accounts with debit balances				
- gross amount	4,414,612	7045		
Less: amount offset by customer securities	(381,757)	7047	4,032,855	7050
6 Amount required to be segregated (add lines 4 and 5)			$604,994,304	7060
FUNDS IN SEGREGATED ACCOUNTS				
7 Deposited in segregated funds bank accounts				
A. Cash			369,935,465	7070
B. Securities respresenting investments of customers' funds (at market)			1,959,834	7080
C. Securities held for particular customers or option customers in lieu of cash (at market)			1,857,134	7090
8 Margins on deposit with derivatives clearing organizations of contract markets				
A. Cash			294,923,977	7100
B. Securities representing investments of customers' funds (at market)			138,201,117	7110
C. Securities held for particular customers or option customers in lieu of cash (at market)			8,682,087	7120
9 Net settlement from (to) derivatives clearing organizations fo contract markets			1,369,631	7130
10 Exchange traded options				
A. Value of open long option contracts			217,611,626	7132
B. Value of open short option contracts			(424,746,265)	7133
11 Net equities with other FCMs				
A. Net liquidating equity			244,840	7140
B. Securities representing investments of customers' funds (at market)			0	7160
C. Securities held for particular customers or option customers in lieu of cash (at market)			0	7170
12 Segregated funds on hand (describe:See Attached)			6,270,065	7150
13 Total amount in segregation (add lines 7 through 12)			616,309,511	7180
14 Excess (deficiency) funds in segregation (subtract line 6 from line 13)			$11,315,207	7190

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation for segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges as reported was not prepared as there are no material differences between the Company's computation for segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule V – Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
December 31, 2011

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below:

____	7300	Secured amounts in only U.S. - domiciled customers' accounts
____	7310	Secured amounts in U.S. and foreign-domiciled customers' accounts
X	7320	Net liquidating equities in all accounts of customers trading on foreign boards of trade
____	7330	Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

_____ Yes 7340 If Yes, explain the change below.
X No 7350

1.	Amount to be set aside in separate section 30.7 accounts	$22,167,907	7360
2.	Total funds in separate section 30.7 accounts (page T10-4, line 8)	23,994,327	7370
3.	Excess (deficiency) - (subtract line 1 from line 2)	$1,826,420	7380

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7 as reported was not prepared as there are no material differences between the Company's computation f of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7 included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule V – Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
December 31, 2011

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1 Cash in banks				
A. Banks located in the United States	$6,107,832	7500		
B. Other banks designated by the Commission				
Name(s): See Attached 7510	1,257,600	7520	$7,365,432	7530
2 Securities				
A. In safekeeping with banks located in the United States	$0	7540		
B. In safekeeping with other banks designated by the Commission				
Name(s): 7550	0	7560	0	7570
3 Equities with registered futures commission merchants				
A. Cash	$372,162	7580		
B. Securities	0	7590		
C. Unrealized gain (loss) on open futures contracts	(19,720)	7600		
D. Value of long option contracts	0	7610		
E. Value of short option contracts	0	7615	352,442	7620
4 Amounts held by clearing organizations of foreign boards of trade				
Name(s): See Attached 7630				
A. Cash	$11,768,546	7640		
B. Securities	0	7650		
C. Amount due to (from) clearing organization - daily variation	248,472	7660		
D. Value of long option contracts	0	7670		
E. Value of short option contracts	0	7675	12,017,018	7680
5 Amounts held by members of foreign boards of trade				
Name(s): See Attached 7690				
A. Cash	$4,340,726	7700		
B. Securities	0	7710		
C. Unrealized gain (loss) on open futures contracts	(81,291)	7720		
D. Value of long option contracts	0	7730		
E. Value of short option contracts	0	7735	4,259,435	7740
6 Amounts with other depositories designated by a foreign board of trade				
Name(s): 7750			0	7760
7 Segregated funds on hand (describe):			0	7765
8 Total funds in separate section 30.7 accounts (to page T10-3, line 2)			$23,994,327	7770

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7 as reported was not prepared as there are no material differences between the Company's computation f of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7 included in its unaudited Form X-17A-5 Part II and the computation contained herein.

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

Stockholder and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Penson Financial Services, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

(1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

(2) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

(3) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

BDO

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 28, 2012

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to Penson Financial Services, Inc.'s SIPC Assessment Reconciliation

Board of Directors of Penson Financial Services, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Penson Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Penson Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Penson Financial Services, Inc.'s management is responsible for the Penson Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

(2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

(3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

(5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 28, 2012